Exhibit 21.1
Subsidiaries of BancPlus Corporation

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Parent Entity
BankPlus	Mississippi	BancPlus Corporation
First Bancshares of Baton Rouge Statutory Trust I	Delaware	BancPlus Corporation
State Capital Statutory Trust IV	Delaware	BancPlus Corporation
BancPlus Statutory Trust II	Delaware	BancPlus Corporation
BancPlus Statutory Trust III	Delaware	BancPlus Corporation
State Capital Master Trust	Delaware	BancPlus Corporation
Oakhurst Development, Inc.	Mississippi	BancPlus Corporation
BankPlus Insurance Agency, Inc.	Mississippi	BankPlus
BankPlus Wealth Management, LLC	Mississippi	BankPlus
SBT Financial Services, Inc.	Mississippi	BankPlus